Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Consolidated Financial Statements (Audited)
For the year ended August 31, 2011

Filed: November 22, 2011

November 21, 2011

Independent Auditor’s Report

To the Shareholders of Platinum Group Metals Ltd.

We have completed integrated audits of Platinum Group Metals Ltd.’s (“the Company”) 2011, 2010 and 2009 consolidated financial statements and an audit of the effectiveness of the Company’s internal control over financial reporting as at August 31, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd., which comprise the consolidated balance sheets as at August 31, 2011 and August 31, 2010 and the consolidated statements of operations and comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: 604 806 7000, F:604 806 7806, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each. member firm of which is a separate legal entity.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Platinum Group Metals Ltd. as at August 31, 2011 and August 31, 2010 and the results of its operations and cash flows for each of the years in the three year period ended August 31, 2011 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting
We have also audited Platinum Group Metals Ltd.’s internal control over financial reporting as at August 31, 2011 based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on Platinum Group Metals Ltd.’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Platinum Group Metals Ltd. maintained, in all material respects, effective internal control over financial reporting as at August 31, 2011 based on criteria established in Internal Control - Integrated Framework, issued by COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as President and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2011. Based on this evaluation, management has concluded that as at August 31, 2011, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of August 31, 2011, as stated in their report which appears herein.

/s/ R. Michael Jones	/s/ Frank Hallam
R. Michael Jones	Frank Hallam
Chief Executive Officer	Chief Financial Officer

November 21, 2011

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)	Aug. 31, 2011	Aug. 31, 2010
ASSETS

CURRENT
Cash and cash equivalents	$64,118,931	$2,366,136
Amounts receivable (Note 3 (a))	1,845,114	1,270,548
Prepaid expenses and other assets (Note 3 (b))	109,595	69,382
Total current assets	66,073,640	3,706,066
Restricted cash (Note 4 (a (iii)))	47,719,829	-
Non-current prepaid expenses (Note 3 (b))	2,598,273	-
Assets held for sale (Note 6)	951,928	951,928
Performance bonds (Note 4 (a (iv)))	2,161,698	160,376
Mineral properties (Note 4)	146,379,119	121,863,216
Property, plant and equipment (Note 5)	20,828,635	309,417
Total assets	$286,713,122	$126,991,003

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$5,982,056	$2,270,008
Total current liabilities	5,982,056	2,270,008

Future income taxes (Note 15)	21,452,793	21,822,522
Asset retirement obligation (Note 7)	645,369	-
Total liabilities	28,080,218	24,092,530
Non-controlling interest (Note 4(a (ii)))	11,695,298	11,149,482

SHAREHOLDERS' EQUITY

Share capital (Note 8)	256,312,632	91,794,123
Contributed surplus	13,816,234	10,929,202
Accumulated other comprehensive income	(3,415,608)	(3,415,608)
Deficit	(19,775,652)	(7,558,726)
Total shareholders' equity	246,937,606	91,748,991
Total liabilities and shareholders' equity	$286,713,122	$126,991,003

CONTINGENCIES AND COMMITMENTS (NOTE 12)
SUBSEQUENT EVENTS (NOTE 17)

APPROVED BY THE DIRECTORS:
"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
For the year ended August 31, 2011

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Operations and Comprehensive (loss) income

(expressed in Canadian dollars)				Cumulative
				amount from
				March 16, 2000
				to August 31,
	Year Ended	Year ended	Year ended	2011
	August 31, 2011	August 31, 2010	August 31, 2009	(unaudited)
EXPENSES
General and administrative	$6,528,017	$6,537,109	$5,533,115	$35,964,552
Foreign exchange loss (gain)	3,336,991	1,013,115	(322,833)	4,245,805
Stock compensation expense	6,910,305	137,600	2,100,736	12,744,827
Mineral property costs written off	-	-	-	6,430,293
Amortization	262,245	104,622	117,221	977,791
	(17,037,557)	(7,792,446)	(7,428,239)	(60,363,267)
Less interest income	3,785,298	442,142	139,548	5,299,687
Loss for the year before other items	(13,252,260)	(7,350,304)	(7,288,691)	(55,063,581)
Other items:
Write-down of and equity loss in investment	-	-	-	(429,275)
Realized gain on sale of marketable securities	-	2,796,738	-	2,844,420
Gain on sale of Project #2 (Note 4)	-	45,619,744	-	45,619,744
Gain on sale of fixed assets	-	177,284	7,297	175,651
(Loss) Income for the year before income taxes	(13,252,260)	41,243,462	(7,281,394)	(6,853,041)

Income tax expense	(487,263)	-	-	-
Future income tax recovery (expense)	2,068,413	(14,583,288)	318,010	(10,033,916)
(Loss) Income for the year	(11,671,110)	26,660,174	(6,963,384)	(16,886,957)
Income attributable to non-controlling interest	545,816	-	-	545,816
Net (loss) income attributable to the stockholders of Platinum Group Metals	$(12,216,926)	$26,660,174	$(6,963,384)	$(17,432,773)

Other comprehensive (loss) income
Currency translation adjustment	$-	$(803,781)	$428,820	$(3,415,608)
Realized gain on marketable securities	-	(1,636,252)	-	(1,636,252)
Unrealized loss on marketable securites	-	-	864,452	43,351
Comprehensive (loss) income for the year	$(12,216,926)	$24,220,141	$(5,670,112)	$(22,441,282)

Basic (loss) earnings per common share	$(0.07)	$0.29	$(0.10)
Diluted (loss) earnings per common share	$(0.07)	$0.28	$(0.10)
Weighted-average number of common shares outstanding - Basic	164,217,204	93,498,192	72,466,079

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Shareholders' Equity
August 31, 2008, to August 31, 2011

(expressed in Canadian dollars)

				Accumulated
	Common shares			other		Total
	without par value		Contributed	comprehensive		shareholders'
	Shares	Amount	surplus	income	Deficit	equity
Balance, August 31, 2008	62,649,247	55,359,342	3,781,843	(2,268,847)	(27,255,516)	29,616,822
Issuance of common shares and warrants for cash	29,969,770	34,174,382	5,288,917	-	-	39,463,299
Issued on exercise of stock options	196,650	411,592	(129,952)	-	-	281,640
Stock based compensation	-	-	2,518,107	-	-	2,518,107
Translation adjustment	-	-	-	428,820	-	428,820
Unrealized gain on marketable securities	-	-	-	864,452	-	864,452
Net loss	-	-	-	-	(6,963,384)	(6,963,384)
Balance, August 31, 2009	92,815,667	89,945,316	11,458,915	(975,575)	(34,218,900)	66,209,756
Issued on exercise of stock options	1,149,125	1,848,807	(694,608)	-	-	1,154,199
Stock based compensation	-	-	164,895	-	-	164,895
Translation adjustment	-	-	-	(803,781)	-	(803,781)
Realized gain on marketable securities transferred to income	-	-	-	(1,636,252)	-	(1,636,252)
Net earnings	-	-	-	-	26,660,174	26,660,174
Balance, August 31, 2010	93,964,792	91,794,123	10,929,202	(3,415,608)	(7,558,726)	91,748,991
Issuance of common shares for cash	70,150,000	135,365,649	-	-	-	135,365,649
Issued on exercise of stock options	936,500	1,932,401	(468,121)	-	-	1,464,280
Issued on exercise of warrants	12,533,250	27,220,459	(5,287,273)	-	-	21,933,187
Stock based compensation	-	-	8,642,425	-	-	8,642,425
Net loss	-	-	-	-	(12,216,926)	(12,216,926)
Balance, August 31, 2011	177,584,542	$256,312,632	$13,816,234	$(3,415,608)	$(19,775,652)	$246,937,606

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Cash Flows
August 31, 2009 to August 31, 2011

(expressed in Canadian dollars)				Cumulative
				amount from
				March 16, 2000
	Year ended	Year ended	Year ended	to August 31,
	August 31,	August 31,	August 31,	2011
	2011	2010	2009	(unaudited)
OPERATING ACTIVITIES
(Loss) Income for the year	$(12,216,926)	$26,660,174	$(6,963,384)	$(18,029,652)
Add items not affecting cash
Amortization	261,375	104,622	117,221	976,921
Write-down and equity loss in investment	-	-	-	429,275
Future income tax expense (recovery)	(2,068,413)	14,583,288	(318,010)	10,033,916
Gain on sale of marketable securities	-	(2,796,738)	-	(2,844,420)
Loss on sale or exchange of assets	-	(175,623)	-	(166,693)
Gain on sale of Project #2 (Note 4)	-	(45,619,744)	-	(45,619,744)
Mineral property costs written off	-	-	-	6,430,293
Finders fee received in shares	-	-	-	(100,000)
Gain on sale of mineral property	-	-	-	(240,000)
Unrealized foreign exchange loss	869,679	-	-	869,679
Non-cash stock compensation expense	6,910,305	137,600	2,100,736	12,744,827
Net change in non-cash working capital (Note 13)	348,844	394,181	(355,301)	833,101
	(5,895,136)	(6,712,240)	(5,418,738)	(34,682,497)

FINANCING ACTIVITIES
Proceeds from financing	143,807,500	-	39,463,299	219,618,489
Share issue costs	(8,441,851)	-	-	(8,441,851)
Exercise of warrants	21,933,187	-	-	36,504,249
Exercise of stock options	1,464,280	1,154,199	281,640	4,347,518
	158,763,116	1,154,199	39,744,939	252,028,405

INVESTING ACTIVITIES
Costs to acquire New Millennium Metals	-	-	-	(231,325)
Acquisition of property, plant and equipment	(20,780,593)	(48,960)	(2,411)	(21,810,792)
Acquisition cost of mineral properties	(338,699)	(28,342,052)	(1,971,907)	(33,519,446)
Performance bonds	(2,001,322)	(22,527)	(11,473)	(2,161,698)
Exploration expenditures, net of recoveries	(18,666,455)	(287,571)	(231,797)	(27,758,593)
Accounts receivable (VAT)	(726,243)	-	-	(726,243)
Investment in and advances to WBJV	-	-	(922,799)	(22,087,414)
Investment in and advances to Active Gold Group Ltd.	-	-	-	(246,677)
Proceeds on sale of assets held for sale	-	652,864	-	652,864
Restricted cash	(47,719,829)	-	-	(47,719,829)
Proceeds on sale of marketable securities	-	3,006,738	-	3,264,220
	(90,233,141)	(25,041,508)	(3,140,387)	(152,344,933)
Net increase (decrease) in cash and cash equivalents	62,634,839	(30,599,549)	31,185,814	65,000,975
Effect of foreign exchange on cash	(882,044)	-	-	(882,044)
Cash and cash equivalents, beginning of year	2,366,136	32,965,685	1,779,871	-
Cash and cash equivalents, end of year	$64,118,931	$2,366,136	$32,965,685	$64,118,931

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

1.	NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

	(a)	Basis of presentation and principles of consolidation

The financial statements of entities controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated.

These consolidated financial statements include the accounts of the Company and its principal wholly-owned subsidiaries, Platinum Group Metals (Barbados) Ltd., Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) (and in turn PTM RSA’s wholly-owned subsidiary Wesplats Holdings (Proprietary) Limited (“Wesplats”) and the 74% owned subsidiary Maseve Investments 11 (Pty) Ltd. (“Maseve”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. Wesplats owns surface rights areas overlying and adjacent to mineral rights held by PTM RSA and on behalf of the Company. Maseve holds a 100% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture (“WBJV”). All significant intercompany balances and transactions have been eliminated upon consolidation.

	(b)	Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

	(c)	Mineral properties, surface rights, and deferred exploration and development costs

Mineral properties consist of exploration and mining concessions, options, contracts and associated surface rights. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. Development expenditures incurred subsequent to the establishment of economic recoverability and upon receipt of project development approval from the Board of Directors are capitalized and included in the carrying amount of the related property. If put into production, the costs of acquisition, exploration and development will be amortized over the life of the property based on estimated economic reserves. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Management of the Company reviews and evaluates the carrying value of each mineral property and its mineral investments for impairment annually, or more often if indicators of impairment arise. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value. Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining recoverable amount. When it is determined that carrying value of a mineral property cannot be recovered it is written down to its estimated fair value.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

(d)	Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The liability is adjusted for changes in estimate at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation.

(e)	Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(f)	Earnings (loss) per common share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

(g)	Fixed assets

Fixed assets are recorded at cost and are amortized over the following periods:

Building	20 years
Mining Equipment	2 – 22 years
Vehicles	3 -5 years
Computer equipment and software	3 –5 years
Furniture and fixtures	5 years

Construction work in-progress is not depreciated until the assets are ready for their intended use.

(h)	Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, and stock-based compensation, asset retirement obligations and fair value estimates. Actual results could differ from those estimates.

(i)	Translation of foreign currencies

These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at period end exchange rates and other assets and liabilities are translated at historical rates. Income, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

(j)	Stock-based compensation

The fair values for all stock-based awards are estimated using the Black- Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is reclassified to share capital.

(k)	Financial instruments

The Company’s financial instruments are comprised primarily of cash and cash equivalents, restricted cash, amounts receivable, amounts due to/from project partners, performance bonds, and accounts payable and accrued liabilities. All financial instruments are recognized initially at fair value. Held-for trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are also measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired, at which time the amounts in accumulated comprehensive income are recorded in earnings.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

Cash and cash equivalents and restricted cash are accounted for as held for trading. Accounts receivable, amounts due to/from project partners, performance bonds and accounts payable and accrued liabilities are measured at amortized cost.

3.	AMOUNTS RECEIVABLE AND PREPAIDS

a)	Amounts Receivable

	Aug. 31, 2011	Aug. 31, 2010
South African value added tax ("VAT")	$1,170,979	$444,736
Expenditure advances	344,360	8,486
Interest receivable	115,646	1,570
Sundown Ranch receivable	87,023	-
Goods and services tax	79,828	126,803
Due from related parties (Note 11 (d) and (e ))	47,278	36,089
Receivable from sale of assets	-	652,864
	$1,845,114	$1,270,548

b)	Prepaid expenses and other assets

	Aug. 31, 2011	Aug. 31, 2010
Current
Annual insurance premiums	$86,705	$50,491
Miscellaneous	22,890	18,891
Total current prepaids	109,595	69,382
Non-current
Project 1 - Construction contractor	2,598,273	-
Total non-current prepaids	2,598,273	-

Total all prepaids	$2,707,868	$69,382

4.	MINERAL PROPERTIES

	Aug 31, 2011	Aug 31, 2010
Project 1 (a)	$134,355,019	$111,219,402
Project 3 (a)	4,206,250	4,206,250
Other mineral properties (b)	7,817,850	6,437,564
	$146,379,119	$121,863,216

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

a)	Projects 1 & 3

i.	Initial Joint Venture Agreement – October 26, 2004

On October 26, 2004 the Company entered into the WBJV with a subsidiary of

Anglo Platinum Limited (“Anglo”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights that would eventually cover approximately 72 square kilometres on the Western Bushveld Complex of South Africa. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest. The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd. (“Wesizwe”)) and Project 3 (100% WBJV). In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe.

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009. Based on the WBJV resource estimate contained in the July 2008 Feasibility Study, in accordance with the requirements of the original WBJV agreement, each party was allocated an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from their contributed properties. On April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $ 24.83 million (R 186.26 million).

ii.	Reorganization – April 22, 2010

Also on April 22, 2010, the partners of the WBJV completed a transaction announced in August 2008 dissolving the WBJV and reorganizing its underlying assets (“Consolidation Transaction.”) Wesizwe acquired all of Anglo’s mineral interests underlying the WBJV, retained Anglo’s interests in Project 2, and then transferred all of Anglo’s interests underlying Projects 1 and 3 into the project operating company, Maseve. The Company transferred its interests in the mineral rights underlying Projects 1 and 3 into Maseve, and rescinded its interests in Project 2 to Wesizwe. As a result Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3.

The sale of the Company’s 18.5% interest in Project 2 was recorded at an estimated fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million. The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into Maseve at book cost.

In exchange for its 18.5% of Project 2 the Company effectively received a 17.75% interest in Maseve. The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75%. Wesizwe received a 45.25 % initial interest in Maseve.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $11.70 million at August 31, 2011, is accounted for as a non-controlling interest.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

iii.	Exercise of Maseve Subscription Right

Under the terms of the Consolidation Agreements, the Company acquired the right to subscribe for a further 19.25% interest in Maseve for subscriptions in the amount of approx. $59 million (R 408.81 million). The Company exercised this right in January 2011, thereby increasing its shareholding to 74%. The subscription funds are held in escrow for application towards Wesizwe’s capital requirements for Projects 1 and 3. These funds are classified as restricted cash. As of August 31, 2011, the balance of restricted cash is $47,719,829. For every $74 spent on project requirements in Maseve, $26 can be removed from restricted cash to cover Wesizwe’s share of costs.

iv.	Other financial information - Project 1

Site preparations and excavations for twin decline access to the Project 1 ore body commenced on May 3, 2011. At August 31, 2011 the Company recorded an asset retirement obligation of $645,369 based on the degree of surface disturbance. As of August 31, 2011 the Company has posted $2.16 million as performance bonds in South Africa against reclamation work, approximately $2.07 million of which is posted against work on Project 1.

b)	Other mineral properties

Year ended August 31, 2011

	South Africa			Canada
	Tweespalk	War Springs	Other	LDI River	Shelby Lake	Other	Total
Acquisition costs of mineral rights
Balance, beginning of year	$83,741	$164,953	$20,111	$598,571	$381,856	$23,976	$1,273,208
Incurred during year	575	607	7,303	-	13,320	324,910	346,715
Balance, end of year	$84,316	$165,560	$27,414	$598,571	$395,176	$348,886	$1,619,923
Deferred exploration costs
Balance, beginning of year	$893,106	$2,271,260	$679,853	$366,555	$811,143	$142,439	$5,164,356
Incurred during year	1,927	624,192	1,054,414	-	132,075	915,379	2,727,987
Subtotal	895,033	2,895,452	1,734,267	366,555	943,218	1,057,818	7,892,343
Recoveries	-	(631,951)	(1,062,465)	-	-	-	(1,694,416)
Balance, end of year	$895,033	$2,263,501	$671,802	$366,555	$943,218	$1,057,818	$6,197,927
Total Other Mineral Properties	$979,349	$2,429,061	$699,216	$965,126	$1,338,394	$1,406,704	$7,817,850

Year ended August 31, 2010

	South Africa			Canada
	Tweespalk	War Springs	Other	LDI River	Shelby Lake	Other	Total
Acquisition costs of mineral rights
Balance, beginning of year	$59,995	$144,498	$3,321	$598,571	$373,864	$-	$1,180,249
Incurred during year	23,746	20,455	16,790	-	7,992	23,976	92,959
Balance, end of year	$83,741	$164,953	$20,111	$598,571	$381,856	$23,976	$1,273,208
Deferred exploration costs
Balance, beginning of year	$892,135	$2,271,260	$632,011	$363,755	$717,624	$-	$4,876,785
Incurred during the year:	971	1,388,752	603,094	2,800	93,519	142,439	2,231,575
Sub-total	893,106	3,660,012	1,235,105	366,555	811,143	142,439	7,108,360
Recoveries	-	(1,388,752)	(555,252)	-	-	-	(1,944,004)
Balance, end of year	$893,106	$2,271,260	$679,853	$366,555	$811,143	$142,439	$5,164,356
Total Other Mineral Properties	$976,847	$2,436,213	$699,964	$965,126	$1,192,999	$166,415	$6,437,564

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

(1)	Republic of South Africa

	(i)	War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. Total expenditures incurred by JOGMEC to August 31, 2011 amounted to approximately $2.9 million (August 31, 2010 - $2.2 million).

	(ii)	Other

During 2009, the Company acquired by application various prospecting permits in South Africa including the Sable Joint Venture project area on the Western Limb of the Bushveld Complex west of Pretoria and the Waterberg project area on the far Northern Limb of the Bushveld Complex.

In October 2009, the Company entered an agreement with JOGMEC and Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of $3.1 million (US$3.2 million) over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. If required the Company has agreed to loan Mnombo their first $87,838 in project funding and the Company and JOGMEC may assist Mnombo to acquire commercial loans to fund their ongoing requirements, or may choose to allow Mnombo to defer those costs against their share of future proceeds from the project. Total expenditures incurred by JOGMEC to August 31, 2011 amounted to approximately $900,000 (August 31, 2010 – $555,252).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

The Sable Joint Venture project, also acquired in 2009, is west of Pretoria along the trend of the south eastern part of the Western Limb. The project is under agreement to a black economic empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited (“Sable Platinum”) as to a 51% interest in exchange for Sable Platinum funding approximately $6.0 million (R 42.0 million) in work on the project. The Company is the operator of the project. Total expenditures incurred by Sable Platinum to August 31, 2011 amounted to approximately $800,000. (August 31, 2010 – approx. $12,000)

(2)	Ontario, Canada

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay as a strategic holding against increasing prices for palladium and platinum. These holdings include 100% interests in the Lac Des Iles River and Shelby Lake properties and are all subject to a 2.0% NSR royalty. In most cases, the Company may buy back one half of the NSR.

Lac des Isle New Staking

During the year ended August 31, 2011, the Company incurred $324,910 in staking costs for new properties in the Lac des Isle camp.

Bark Lake

On February 10, 2011 the Company acquired a right to earn up to a 75% interest in Benton Resources Corp’s ("Benton") Bark Lake platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn a 70% interest the Company must make staged option payments of $145,000 in cash ($35,000 paid) and 215,000 shares (nil issued to date) and complete $1,625,000 in exploration over a 7 year period. As of August 31, 2011, the Company has spent $260,570 towards exploration. The Company may earn a further 5% (75% total) by completing a pre-feasibility study.

(3)	Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

5.	PROPERTY, PLANT AND EQUIPMENT

		August 31, 2011
		Accumulated	Net Book
	Cost	Amortization	Value
Land	$14,051,553	$-	$14,051,553
Buildings	4,610,167	116,242	4,493,924
Mining Equipment	1,686,010	20,509	1,665,501
Computer equipment and software	939,845	537,739	402,106
Furniture and fixtures	230,193	125,545	104,648
Vehicles	218,907	108,004	110,903
	$21,736,675	$908,040	$20,828,635

		August 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$512,682	$387,025	$125,657
Buildings	38,641	31,457	7,184
Furniture and fixtures	266,643	137,140	129,503
Vehicles	82,447	35,374	47,073
	$900,413	$590,996	$309,417

In August 2010 the Company purchased surface rights covering 1,713 hectares overlaying the area of Project 1, including accommodation facilities, for R 130.0 million ($18.8 million). This purchase has been recorded as property, plant and equipment in the land and building classes. The buildings will be amortized over their useful life.

6.	ASSET HELD FOR SALE

During 2008, the Company acquired two rock winders at a cost of R 16.6 million (approx. $2.3 million). After the purchase, mine designs excluded the use of shafts and winders. During the year ended August 31, 2010 the Company sold one winder for US $1.28 million (approx. $1.3 million). The second winder continues to be held for sale.

7.	ASSET RETIREMENT OBLIGATION

The Company has estimated the net present value of its total asset retirement obligations at August 31, 2011 to be $645,369 (August 31, 2010 – $Nil), based on a total future liability of approximately R 8.0 million (August 31, 2010 – $Nil). These payments are expected to be made at the end of the mine life. A discount rate of 7.96% and an inflation rate of 5.3% were used to calculate the present value of the asset retirement obligation.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

8.	SHARE CAPITAL

	(a)	Authorized

Unlimited common shares without par value

	(b)	Issued and outstanding

At August 31, 2011, there were 177,584,542 shares outstanding.

During the year ended August 31, 2011:

a.

The Company closed a bought deal financing for 70.15 million shares, including a 15% over-allotment right fully exercised by the underwriters, at a price of $2.05 per share for gross proceeds of $143,807,500. The underwriters received a commission of 5.5% of the gross proceeds from the entire offering. The Company also paid other issue costs of $532,439.

		b.	936,500 stock options were exercised for proceeds of $1,464,280.

		c.	12,533,250 purchase warrants were exercised for proceeds of $21,933,187.

During the year ended August 31, 2010:

		(i)	1,149,125 stock options were exercised for proceeds of $1,154,199.

During the year ended August 31, 2009:

(ii)

the Company closed a brokered private placement on June 16, 2009 of 24,999,300 units for gross proceeds of $35,002,020 at a price of $1.40 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Of the gross proceeds $29,713,103 was assigned to the common shares issued and $5,288,917 to the warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $1.75 until December 16, 2010. The Company paid the underwriters a fee of $2,100,121 representing 6% of the aggregate gross proceeds of the offering. The Company also paid other issue costs of 746,681.

(iii)

the Company closed a non-brokered private placement in October 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share. A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions. The Company also paid other issue costs of $117,148.

		(iv)	196,650 stock options were exercised for proceeds of $281,640.

	(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company vest on average at an amount of 25% per six month period, while others vest immediately.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

The following tables summarize the Company’s outstanding stock options:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	August 31,	Contractual	August 31
Price	2011	Life (Years)	2011
1.40	972,000	2.95	972,000
1.60	1,037,000	2.13	1,037,000
1.85	100,000	0.03	100,000
2.05	4,154,000	4.71	4,054,000
2.10	2,777,500	4.24	2,777,500
2.20	50,000	4.27	50,000
2.30	100,000	2.42	-
2.36	250,000	2.36	100,000
2.41	100,000	4.46	100,000
2.57	840,000	0.68	840,000
4.15	150,000	1.15	150,000
4.40	720,000	1.15	720,000
	11,250,500	3.51	10,900,500

The weighted average exercise price of the exercisable options at year end was $2.19.

	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2009	6,149,625	$2.04
Exercised	(1,149,125)	1.00
Options outstanding at August 31, 2010	5,000,500	2.28
Granted	7,691,500	2.04
Exercised	(936,500)	1.56
Forfeited	(505,000)	2.71
Options outstanding at August 31, 2011	11,250,500	$2.19

During the year ended August 31, 2011 the Company granted 7,691,500 stock options (August 31, 2010 – Nil). The Company recorded $8,642,425 ($6,910,305 expensed and $1,740,315 capitalized to mineral properties), of compensation expense relating to stock options vested in this period (August 31, 2010 - $164,895 ($137,600 expensed and $27,295 capitalized to mineral properties).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the year ended August 31, 2011:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

Risk-free interest rate	2.19
Expected life of options	3.54
Annualized volatility	84%
Dividend rate	0.00%

(d) Share purchase warrants

During the year ended August 31, 2009, 12,537,150 purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009 as described above. These warrants had an expiry date of December 16, 2010. All 4,419,900 of the warrants had been exercised as of August 31, 2011. There are no other warrants outstanding.

9.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at August 31, 2011, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a) Credit risk

(i) Amounts receivable

Total credit risk is limited to the carrying amount of amounts receivable.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is controlled entirely by the Company. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

	(b)	Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing. The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing. The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

	(c)	Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, accounts receivable, amounts due to Wesizwe, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company's net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar. At August 31, 2011, based on this exposure a 10% strengthening/weakening in the Canadian dollar versus Rand foreign exchange rate would give rise to an increase/decrease in income for the year presented of approximately $6.2 million. At August 31, 2011, the company held approximately R 594.0 million cash.

	(d)	Interest rate risk

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2011, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the earnings for the year of approximately $1.12 million.

11.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the year, $855,228 (2010 - $679,121, 2009 - $385,967) was paid to non- independent directors for salary, consulting and bonus. At August 31, 2011, $37,081 was included in accounts payable (2010 - $8,000, 2009 - $45,308) and $15,739 was included in accounts receivable (2010 - Nil, 2009 - Nil).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

(b)

During the year, $91,000 (2010 - $88,000, 2009 - $75,000) was paid to independent directors for directors fees and services. At August 31, 2011, $15,000 was included in accounts payable (2010 - Nil, 2009 - Nil).

(c)

The Company received $Nil (2010 - $64,347, 2009 - $135,895) during the year from MAG Silver Corp. (“MAG”), a company with three directors in common. Amounts receivable at the end of the year include an amount of $Nil (2010 - $Nil, 2009 - $4,408) due from MAG. MAG terminated its service agreement with the Company on December 31, 2009.

(d)

During the year the Company accrued or received payments of $102,000(2010 - $46,750, 2009 - $Nil) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the year includes an amount of $ 18,852 (2010 - $12,235, 2009 - $Nil).

(e)

During the year the Company accrued or received payments of $126,000 (2010 - $59,500, 2009 - $Nil) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $65,107 (2010 – $23,854, 2009 - $Nil).

(f)

The Company has an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the year ended August 31, 2011 the Company accrued or paid Anthem $86,844 under the office lease agreement (2010 - $86,879, 2009 - $86,849). At August 31, 2011, $339 was included in accounts payable (2010 - Nil, 2009 – Nil.)

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

12.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $400,000 to August 31, 2015. The Company also has commitments for Project 1 related insurance coverage totaling approximately $436,000 over the next 3 years.

The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with South African power utility, Eskom. Under the agreement the Company was provided with a 1.5MVA temporary power supply in July 2011 and is to be provided with a 10 MVA construction power supply in mid calendar 2012 and a total 40 MVA production power supply in late calendar 2013 in exchange for connection fees and guarantees totaling Rand 142.22 million ($19.87 million at August 31, 2011) to fiscal 2014. The Company has paid R 51.71 million ($7.22 million at August 31, 2011), therefore R 90.51 million ($12.65 million at August 31, 2011) of the commitment remains outstanding.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

For the fiscal years ending on August 31, the aggregate commitments are as follows:

August 31, 2012	$9,010,813
August 31, 2013	4,384,472
August 31, 2014	182,679
August 31, 2015	73,718
August 31, 2016	14,584
$13,666,266

13.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Year Ended	Year Ended	Year Ended
	Aug. 31, 2011	Aug. 31, 2010	Aug. 31, 2009
Amounts receivable	$574,565	$(273,146)	$(253,844)
Accounts payable and other	(225,721)	667,327	(101,457)
	$348,844	$394,181	$(355,301)

14.	SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration and development on mineral properties. Segmented information presented on a geographic basis follows:

Assets

	August 31,	August 31,
	2011	2010
Canada	$37,190,343	$5,592,110
South Africa	249,522,779	121,398,893
	$286,713,122	$126,991,003

Substantially all of the Company’s capital expenditures are made in the South African geographical segment, however the Company also has exploration properties in Canada.

Results of Operations

	Year Ended	Year Ended	Year Ended
	Aug. 31, 2011	Aug. 31, 2010	Aug. 31, 2009
Canada	$(10,848,560)	$(1,980,397)	$(5,478,509)
South Africa	(1,368,366)	28,640,571	(1,484,875)
	$(12,216,926)	$26,660,174	$(6,963,384)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

15.	INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2011	2010
Statutory tax rates	27.17%	29.00%

Recovery of income taxes computed at statutory rates	$3,600,639	$(11,960,605)
Non-deductible expenses	(1,903,023)	(334,692)
Change in valuation allowance and other	(116,466)	(2,267,991)
Income tax recovery (expense)	1,581,150	(14,563,288)
Comprising:
Current income tax expense	(487,263)	-
Future income tax recovery (expense)	2,068,413	(14,563,288)

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2011	2010
Future income tax assets
Operating loss carryforwards	$6,384,063	$4,850,326
Property, plant and equipment	75,975	59,274
Mineral properties	674,606	270,235
Share issuance costs	2,012,779	486,782
	9,147,423	5,666,617

Valuation allowance on future income tax assets	(9,147,423)	(5,666,617)
	$-	$-

Future income tax liability
Mineral properties	(21,452,782)	(21,822,522)
	$(21,452,782)	$(21,822,522)

At August 31, 2011, the Company has unrecognized non-capital loss carry forwards available to offset future taxable income in Canada of $25 million, which expire at various dates from 2011 to 2031.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The significant differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Consolidated Balance Sheets

	Aug. 31, 2011	Aug. 31, 2010
Total assets under Canadian GAAP	$286,713,122	$126,991,003
Decrease in mineral properties due to expensing of exploration costs in WBJV (a)	(13,841,701)	(13,841,701)
Decrease in mineral properties due to expensing of exploration costs (b)	(6,235,420)	(5,164,356)
Decrease in mineral properties on reorganization of WBJV (c)	(8,088,816)	(8,088,816)
Total assets under US GAAP	$258,547,185	$99,896,130

Total liabilities under Canadian GAAP	$28,080,218	$24,092,530
Decrease in future income taxes on reorganization of WBJV (c)	(6,688,168)	(6,688,168)
Total liabilities under US GAAP	$21,392,050	$17,404,362

Non controlling interest under Canadian GAAP	$11,695,298	$11,149,482
Decrease in non controlling interest on reorganization of the WBJV (c)	(5,823,079)	(5,823,079)
Non controlling interest under US GAAP	5,872,219	5,326,403

Shareholders' equity under Canadian GAAP	246,937,606	91,748,991
Cumulative mineral properties adjustment for WBJV (a)	(16,885,686)	(16,885,686)
Cumulative mineral properties adjustment (b)	(6,235,420)	(5,164,356)
Cumulative translation adjustment (a)	3,043,985	3,043,985
Cumulative changes on reorganization of WBJV (c)	4,422,431	4,422,431
Shareholders' equity under US GAAP	231,282,916	77,165,365
Total liabilities and shareholders' equity under US GAAP	$258,547,185	$99,896,130

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

Consolidated Statements of Operations

				Cumulative
				from
				March 16,
				2000 to
	Year ended	Year ended	Year ended	August 31,
	August 31,	August 31,	August 31,	2011
	2011	2010	2009	(unaudited)
Net income (loss) under Canadian GAAP	$(12,216,926)	$26,660,174	$(6,963,384)	$(19,878,667)
Mineral property costs written off	-	-	-	4,101,556
Adjustment for exploration expenditures incurred in WBJV (a)	-	-	-	(18,470,466)
Increase in gain on sale of WBJV Project #2 (c)	-	1,874,529	-	1,874,529
Exploration expenditures (b)	(1,041,562)	(287,571)	(231,797)	(10,307,474)
Future income taxes - marketable securities (d)	-	288,750	(152,550)	-
Future income taxes - stock based compensation (e)	(29,502)	-	-	(1,457,345)
Difference in future income taxes due to reorganization of WBJV (c)	-	4,422,431		(9,754,733)
Other historical differences	-	-	-	673,605
Net income (loss) under US GAAP	$(13,287,990)	$32,958,313	$(7,347,731)	$(53,218,995)
Basic income (loss) per common share under US GAAP	$(0.08)	$0.35	$(0.10)
Diluted income (loss) per common share under US GAAP	$(0.08)	$0.35	$(0.10)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

Consolidated Statements of Cash Flows

				Cumulative
				from
				March 16,
				2000 to
	Year ended	Year ended	Year ended	August 31,
	August 31,	August 31,	August 31,	2011
	2011	2010	2009	(unaudited)
Operating activities
Operating activities under Canadian GAAP	$(5,895,136)	$(6,712,240)	$(5,418,738)	$(33,488,464)
Deferred exploration (a)(b)	(1,041,562)	(287,571)	(231,797)	(28,724,090)
Operating activities under US GAAP	$(6,936,698)	$(6,999,811)	$(5,650,535)	$(62,212,554)
Financing activities
Financing activities under Canadian and US GAAP	$158,763,116	$1,154,199	$39,744,939	$251,868,029
Investing activities
Investing activities under Canadian GAAP	$(90,233,141)	$(25,041,508)	$(3,140,387)	$(152,184,557)
Deferred exploration (a)(b)	1,041,562	287,571	231,797	28,724,090
Investing activities under US GAAP	$(89,191,579)	$(24,753,937)	$(2,908,590)	$(123,460,467)

(a)	Investment in WBJV

Under Canadian and US GAAP the Company accounted for its working interest in the WBJV as an investment in the WBJV. Under Canadian GAAP these expenditures were capitalized to the investment in WBJV. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations.

As disclosed in Note 5 the Company published a Feasibility Study for the WBJV late in the 2008 fiscal year. The study defined mining reserves and, as a consequence, exploration and development costs relating to this investment were deferred under US GAAP, subsequent to September 1, 2008.

(b)	Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of fixed assets. Under US GAAP, exploration expenditures on mineral properties can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations. For US GAAP purposes, the Company has expensed exploration expenditures in the period incurred. The Company believes these cash expenditures under US GAAP are also more appropriately classified as cash operating activities as they were funded by the Company in the respective periods.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

(c)

Reorganization of WBJV On April 22, 2010, the partner of the WBJV completed a reorganization of the WBJV (refer to Note 4). Under U.S GAAP, the Company expensed exploration costs until September 1, 2008, resulting in cumulative differences between the carrying amount of the investment in WBJV between Canadian GAAP and U.S. GAAP. As a result of these differences, the accounting for the reorganization of the WBJV resulted in the following adjustments to reconcile from Canadian GAAP to U.S. GAAP:

Gain on sale of WBJV Project #2 Deferred income taxes arising on taxable temporary differences Non-controlling interest
(d)	Comprehensive Income

Prior to September 1, 2007, the accounting for the Company’s marketable securities was different under US GAAP compared with the accounting under Canadian GAAP. Effective September 1, 2007, the Company adopted CICA Section 3855, Financial Instruments, which requires financial instruments to be carried in the financial statements at fair value. The Company accounted for marketable securities as available for sale financial instruments and carried them at fair value which is consistent with US GAAP. However, the accounting for future income taxes with respect to the fair value adjustments is different under Canadian and US GAAP. Under Canadian GAAP, the Company recorded a future income tax liability of $288,750 with a corresponding amount recorded to accumulated other comprehensive income. Offsetting this, under Canadian GAAP the Company adjusted the valuation allowance for future income tax assets by $288,750 and recorded a future income tax recovery of $288,750 in the statement of operations. Under US GAAP, the adjustment to the valuation allowance would have been recorded to accumulated other comprehensive income. This amount was reversed in 2010 as the marketable securities were sold.

SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2011	2010	2009
Net income (loss) under US GAAP	$(13,287,990)	$32,958,313	$(7,347,731)
Other comprehensive income (loss):
Unrealized gain on marketable securities	-	-	1,017,002
Realized gain on marketable securities	-	(1,925,002)	-
Translation adjustment	-	58,378	108,145
Comprehensive net income (loss) under US GAAP	$(13,287,990)	$31,091,689	$(6,222,584)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

(e)	Future income taxes on stock based compensation

Under Canadian GAAP an income tax recovery is recorded in the statement of operations when eligible stock based compensation is capitalized against an asset, with the corresponding entry recorded against the asset. However, under US GAAP, the Company expenses all exploration expenditure prior to establishing mining reserves, including stock based compensation (refer to note 16(a) above for further discussion). Therefore, any income tax recovery recorded under Canadian GAAP is derecognized for US GAAP purposes until mining reserves are established.

(f)	Impact of Recent United States Accounting Pronouncements

(i) ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements (amending ASC 820)

The amended ASC 820 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 is not expected to have a material impact on the Company’s financial position or results of operations.

(ii)

ASU 2010-13, Compensation-stock compensation (Topic 718) Effect of Denominating the Exercise Price of a Share-based Payment Award in the Currency of the Market in Which the Underlying Equity Currency Trades.

ASU 2010-13 addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this update would be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of ASU 2010-13 is not expected to have a material impact on the Company’s financial position or results in operations.

(g)	Development stage enterprise

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of operations and cash flows since March 16, 2000, the date the Company commenced operations.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

Consolidated operations:

(Unaudited)
Period from
March 16, 2000
(inception)
to August 31,
2011
Exploration expenditures incurred in WBJV	$18,470,466
Exploration expenditures	10,307,474
Gain on sale of WBJV Project #2	(47,494,273)
Change in FIT	9,060,857
General administrative, salaries and other	46,848,293

Ending deficit, August 31, 2011	$37,192,817

Consolidated cash flows:

Operating activities	$(63,406,587)
Investing activities	(123,460,467)
Financing activities	251,868,029
Effect of foreign exchange on cash	(882,044)

Cash and cash equivalents - August 31, 2011	$64,118,931

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

						Deficit
						accumulated
Unaudited			Flow-through		Accumulated	during
	Common shares	Obligation	special		other	exploration &	Total
	without par value	to issue	warrants	Contributed	comprehensive	development	shareholders'
	Amount	shares	Amount	surplus	income	stage	equity
Issued for cash	$89,000	$-	$521,000	$-	$-	$-	$610,000
Issued for mineral properties	-	20,000	-	-	-	-	20,000
Net Loss	-	-	-	-	-	(270,435)	(270,435)
Balance, August 31, 2000	89,000	20,000	521,000	-	-	(270,435)	359,565
Issued for cash	1,356,532	-	1,107,771	-	-	-	2,464,303
Issued upon exercise of share purchase warrants	1,100	-	-	-	-	-	1,100
Issued for mineral properties	57,050	(17,400)	-	-	-	-	39,650
Issued upon exercise of special warrants	521,000	-	(521,000)	-	-	-	-

Issued upon exercise of flow through special warrants	1,107,771	-	(1,107,771)	-	-	-	-
Stock options granted	-	-	-	1,250	-	-	1,250
Net loss	-	-	-	-	-	(960,202)	(960,202)
Balance at August 31, 2001	3,132,453	2,600	-	1,250	-	(1,230,637)	1,905,666
Issuance of common shares for cash	1,951,135	-	-	-	-	-	1,951,135
Issued for mineral properties	36,509	(2,600)	-	-	-	-	33,909
Issued to acquire New Millennium Metals	1,310,385	-	-	-	-	-	1,310,385
Unrealized loss on marketable securities	-	-	-	-	(18,450)	-	(18,450)
Stock options granted	-	-	-	428,747	-	-	428,747
Net loss	-	-	-	-	-	(2,466,754)	(2,466,754)
Balance at August 31, 2002	6,430,482	-	-	429,997	(18,450)	(3,697,391)	3,144,638
Issuance of flow-through common shares for cash	678,589	-	-	-	-	-	678,589
Issuance of common shares for cash	1,411,342	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option	200,062	-	-	-	-	-	200,062
Issued on exercise of warrants	233,389	-	-	-	-	-	233,389
Issued on exercise of stock options	35,075	-	-	-	-	-	35,075
Issued for mineral properties	16,140	-	-	-	-	-	16,140
Unrealized gain (loss) on marketable securities	-	-	-	-	66,000	-	66,000
Stock options granted	-	-	-	(63,406)	-	-	(63,406)
Tax effect of flow-through shares issued	-	-	(177,203)	-	-	-	(177,203)
Net loss	-	-	-	-	-	(2,580,499)	(2,580,499)
Balance at August 31, 2003	9,005,079	-	(177,203)	366,591	47,550	(6,277,890)	2,964,127
Issuance of flow-through common shares for cash	1,267,200	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,226,590	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,428,406	-	-	-	-	-	1,428,406
Issued on exercise of stock options	59,200	-	-	-	-	-	59,200
Issued for mineral properties	3,600	-	-	-	-	-	3,600
Unrealized gain (loss) on marketable securities	-	-	-	-	262,072	-	262,072
Stock options granted	-	-	-	218,391	-	-	218,391
Tax effect of flow-through shares issued	-	-	(85,398)	-	-	-	(85,398)
Net loss	-	-	-	-	-	(4,766,913)	(4,766,913)
Balance at August 31, 2004	14,990,075	-	(262,601)	584,982	309,622	(11,044,803)	4,577,275
Issuance of flow-through common shares for cash	259,901	-	-	-	-	-	259,901
Issuance of common shares for cash	5,441,078	-	-	-	-	-	5,441,078
Issued on exercise of warrants	2,272,462	-	-	-	-	-	2,272,462
Issued on exercise of stock options	521,873	-	-	(13,022)	-	-	508,851
Issued for mineral properties	28,000	-	-	-	-	-	28,000
Unrealized gain (loss) on marketable securities	-	-	-	-	(289,000)	-	(289,000)
Stock options granted	-	-	-	109,434	-	-	109,434
Tax effect of flow-through shares issued	-	-	(52,061)	-	-	-	(52,061)
Net loss	-	-	-	-		(8,112,593)	(8,112,593)
Balance at August 31, 2005	23,513,389	-	(314,662)	681,394	20,622	(19,157,396)	4,743,347
Issuance of common shares for cash	14,898,656	-	-	-	-	-	14,898,656
Issued on exercise of warrants	1,181,305	-	-	-	-	-	1,181,305
Issued on exercise of stock options	165,418	-	-	(47,670)	-	-	117,748
Issued for mineral properties	40,000	-	-	-	-	-	40,000
Translation adjustment	-	-	-	-	(658,380)		(658,380)
Unrealized gain (loss) on marketable securities	-	-	-		333,375	-	333,375
Stock options granted	-	-	-	160,376	-	-	160,376
Tax effect of flow-through shares issued	-	-	(80,755)	-	-	-	(80,755)
Net loss	-	-	-	-	-	(8,537,460)	(8,537,460)
Balance, August 31, 2006	39,798,768	-	(395,417)	794,100	(304,383)	(27,694,856)	12,198,212
Issued on exercise of warrants	11,454,791	-	-	-	-	-	11,454,791
Issued on exercise of stock options	892,557	-	-	(266,982)	-	-	625,575
Issued for mineral properties net of costs	227,742	-	-	-	-	-	227,742
Unrealized loss on marketable securities					1,520,001		1,520,001
Stock options granted	-	-	-	1,487,660	-	-	1,487,660
Translation adjustment	-	-	-	-	196,444		196,444
Tax effect of flow-through shares issued	-	-	105,514	-	-	-	105,514
Net loss	-	-	-	-	-	(10,037,221)	(10,037,221)
Balance, August 31, 2007	52,373,858	-	(289,903)	2,014,778	1,412,062	(37,732,077)	17,778,718

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the audited consolidated financial statements
For the year ended August 31, 2011

Issued on exercise of warrants	1,487,500	-	-	-	-	-	1,487,500
Issued on exercise of stock options	1,334,748	-	-	(512,924)	-	-	821,824
Issued for mineral properties net of costs	163,236	-	-	-	-	-	163,236
Translation adjustment	-	-	-	-	(76,208)		(76,208)
Unrealized loss on marketable securities	-	-	-	-	(966,001)	-	(966,001)
Stock options granted	-	-	-	1,288,383	-	-	1,288,383
Net loss	-	-	-	-		(11,783,332)	(11,783,332)
Balance, August 31, 2008	55,359,342	-	(289,903)	2,790,237	369,853	(49,515,409)	8,714,120
Issuance of common shares for cash	34,174,382	-	-	5,288,917	-	-	39,463,299
Issued on exercise of stock options	411,592	-	-	(129,952)	-	-	281,640
Translation adjustment	-	-	-	-	108,145		108,145
Unrealized gain on marketable securities	-	-	-	-	1,017,002	-	1,017,002
Stock options granted	-	-	-	2,518,107	-	-	2,518,107
Net loss	-	-	-	-	-	(7,347,731)	(7,347,731)
Balance, August 31, 2009	89,945,316	-	(289,903)	10,467,309	1,495,000	(56,863,140)	44,754,582
Issued on exercise of stock options	1,848,807	-	-	(694,608)	-	-	1,154,199
Stock options granted	-	-	-	164,895	-	-	164,895
Translation adjustment	-	-	-	-	58,378	-	58,378
Realized gain on AFS securities	-	-	-	-	(1,925,002)	-	(1,925,002)
Net Income	-	-	-	-	-	32,958,313	32,958,313
Balance, August 31, 2010	91,794,123	-	(289,903)	9,937,596	(371,624)	(23,904,827)	77,165,365
Issuance of common shares for cash	135,365,649						135,365,649
Issued on exercise of stock options	1,932,401			(468,121)			1,464,280
Issued on exercise of warrants	27,220,459			(5,287,273)			21,933,186
Stock options granted				8,642,425			8,642,425
Net Income	-	-	-	-	-	(13,287,990)	(13,287,990)
Balance, August 31, 2011	256,312,632	-	(289,903)	12,824,627	(371,624)	(37,192,817)	231,282,915

17.	SUBSEQUENT EVENTS

The following events occurred subsequent to year end. These events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

a)

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals Property from Arctic Star Exploration (Arctic Star) for a payment of $50,000 and a 1.0% NSR royalty. The claims that comprise the Providence property will be brought to lease once a crown survey has been completed in 2012 at an estimated cost of $100,000. To date the first year lease payment and application fees have been paid. Total acquisition costs were $78,216.

The camp and associated Land Use Permit will be purchased for an additional $20,000 once The Company has re-activated the corporate registration in the Northwest Territories. An extension has been granted by the Northwest Territories Mining Recorder for the completion of the survey of the claims to lease until September 28, 2012.

b)	Subsequent to year end, JOGMEC completed the 2011 drilling program at Warsprings. JOGMEC indicated they do not plan to fund further work on this project.

c)

The Company has agreed to acquire 49.9% of Mnombo. The Company will pay Mnombo R 1.2 million (US$150,000) and has agreed to fund Mnombo’s 26% share of costs on the Project to feasibility. The Company will therefore hold 37% of Waterberg directly and a further 12.97 % indirectly, through Mnombo, for a total of 49.97%.

d)	On November 15, 2011, the Company granted 4,154,000 incentive stock options to its employees at a price of $1.30 per share.

e)	On October 31, 2011, 50,000 incentive stock options were forfeited.